UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36688

GREAT WESTERN BANCORP, INC.
(FIRST INTERSTATE BANCSYSTEM, INC.,
AS SUCCESSOR BY MERGER TO
GREAT WESTERN BANCORP, INC.)

(Exact name of registrant as specified in its charter)

225 South Main Avenue

Sioux Falls, South Dakota 57104

Telephone No.: (605) 334-2548

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 0*

*On September 15, 2021, Great Western Bancorp, Inc. (the “Registrant” or “GWB”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Interstate BancSystem, Inc. (“FIBK”), pursuant to which, on February 1, 2022, GWB merged with and into FIBK, with FIBK continuing as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, First Interstate BancSystem, Inc., as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2022

FIRST INTERSTATE BANCSYSTEM, INC. (as successor by merger to Great Western Bancorp, Inc.)

By:	/s/ Kevin P. Riley
Name:	Kevin P. Riley
Title:	President and Chief Executive Officer